UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2026

Commission File Number: 001-42263

iTonic Holdings Ltd

Room 306, NET Building

Hong Jun Ying South Road, Chaoyang District

Beijing, China

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Resignation of Bin Wu as independent director

On June 18, 2026, Mr. Bin Wu tendered to iTonic Holdings Ltd (the “Company”) his resignation as an independent director of the Company, effectively immediately.

Mr. Wu’s resignation was due to personal reasons, and not as a result of any disagreement between Mr. Wu and the Company on any matter relating to the Company’s operations, policies or practices.

Appointment of Kun Yang as independent director

Concurrently with the resignation of Mr. Wu, the board of directors of the Company appointed Kun Yang to succeed Mr. Wu as a new independent director of the Company on June 18, 2026. Kun Yang was also appointed to succeed Mr. Wu as a member of the Audit Committee, the Corporate Governance and Nominating Committee and the Compensation Committee of the Company and will replace Mr. Wu as the chair of the Corporate Governance and Nominating Committee. Kun Yang will become the new chair of the Corporate Governance and Nominating Committee. Kun Yang graduated from Hunan University of Technology and Business in July 2013 and obtained a bachelor’s degree in accounting. In July 2021, Kun Yang obtained a master’s degree in professional accounting from Jinan University.

The Company believes that Kun Yang qualifies as an independent director of the Company in accordance with Nasdaq Listing Rules and regulations of the Securities and Exchange Commission.

In connection with Kun Yang’s appointment, the Company has entered into a director agreement and an indemnification agreement with Kun Yang.

Exhibits

Exhibit No.	Description
4.1	Form of Director Agreement, entered by and between Kun Yang and the Company.
4.2	Form of Indemnification Agreement, entered by and between Kun Yang and the Company

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

iTonic Holdings Ltd

Date: June 23, 2026	By:	/s/ Jianfei Zhang
	Name:	Jianfei Zhang
	Title:	Chief Executive Officer and Chairman of the Board of Directors

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